

April 17, 2012

Via E-mail
Marcia Hootman
Principal Financial Officer
New Day Financial Management, Inc.
55 S. Valle Verde Dr. #235-106
Henderson, NV 89012

> **Re:** **New Day Financial Management, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed March 22, 2012**
> **File No. 333-166801**

Dear Ms. Hootman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Experts, page 15

1.   Please update this section for the most recent financial statements audited.

Number of total employees and number of full time employees, page 18

2.   We note your response to comment 7 of our letter dated November 30, 2011 in which you indicate that you have no plans to hire third-party consultants for the remainder of 2012. We further note you indicate on page 18 that you will hire third-party consultants in the normal course of your business. Please revise to clarify your time-frame for hiring third-party consultants throughout the document.

Management's Discussion and Plan of Operations, page 34

Results of Operation for the years ended December 31, 2011 and 2010, page 34

3.	We note your response to comment 4 and reissue our prior comment in part. Please revise to clarify whether the revenues disclosed were from recurring customers or new customers in the periods discussed. Also, identify the employees or other persons that provided the services for which you earned revenues.

Consent of Independent Registered Public Accounting Firm

4.	The consent included does not provide permission for use of the auditors' report within a Form S-1 filing. Please provide an updated consent with the appropriate wording modifications in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Senior Staff Accountant, at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Attorney-Advisor, at (202) 551-3758 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Senior Counsel

cc: Randall V. Brumbaugh, Esq.
       Via E-mail